National Automation Services, Inc.

2470 Saint Rose Parkway, Suite 314

Henderson, NV  89074

August 31, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Daniel Morris

Re:

National Automation Services, Inc.

Registration Statement on Form S-1

File No. 333-167732

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registrant's registration statement on Form S-1 originally filed on June 24, 2010, as subsequently amended, together with all exhibits htereto.  The filing has not been declared effective.  No securities have been sold or issued pursuant to the registration statement, and the registrant does not intend to sell or issue any securities in connection therewith.

Accordingly, the registrant requests that an order granting withdrawal of the registration statement be issued as soon as possible and be included in the file for the registration statement.  The registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the registration statement be credited to the registrant's account for future use.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/ Robert Chance

Robert W. Chance

Chief Executive Officer and President